

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Jin-Goon Kim
Chief Executive Officer
TLGY ACQUISITION CORP
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

>   **Re: TLGY ACQUISITION CORP**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 13, 2023**
>   **File No. 001-41101**

Dear Jin-Goon Kim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam Brenneman, Esq.